UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------


(Mark One):

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the fiscal year ended January 31, 2007.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


     For the transition period from ________ to __________


                          Commission file number 1-9494

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 Tiffany & Co.
                                727 Fifth Avenue
                               New York, NY 10022
                                 (212) 755-8000

                                  TIFFANY & CO.
                                  -------------
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN
               ---------------------------------------------------


                                    CONTENTS
                                    --------



                                                                                     Page
                                                                                     ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                 2

FINANCIAL STATEMENTS:

         Statement of Net Assets Available for Benefits at January 31, 2007             3

         Statement of Net Assets Available for Benefits at January 31, 2006             4

         Statement of Changes in Net Assets Available for Benefits for the year
           ended January 31, 2007                                                       5

         Notes to Financial Statements                                               6-11

SUPPLEMENTAL SCHEDULE: *

         Form 5500, Part IV, Schedule H, Line 4i - Schedule of Assets
           (Held At End of Year) as of January 31, 2007                                12






* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") at January 31, 2007 and January 31, 2006, and the changes in net assets available for benefits for the year ended January 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PricewaterhouseCoopers LLP
New York, New York
July 19, 2007

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                    January 31, 2007
                                                              ---------------------------------------------------------------

                                                                 Participant          Non-Participant
                                                                   Directed              Directed
                                                              -------------------    ------------------
                                                                                       Employee Stock
                                                                    Various               Ownership
                                                                     Funds                 Account               Total
                                                             --------------------    ------------------    ------------------
Assets:
Investments, at fair value:
  DWS Trust Company:
   Common and collective trusts                               $       57,264,408     $          74,765    $      57,339,173
   Mutual funds                                                      106,153,597                     -          106,153,597
  Tiffany & Co. common stock                                          74,013,575               468,982           74,482,557
  Participant loans                                                    5,673,396                     -            5,673,396
  Cash and cash equivalents                                              114,279                     -              114,279
                                                             --------------------    ------------------   ------------------
Total investments                                                    243,219,255               543,747          243,763,002
                                                             --------------------    ------------------   ------------------
Receivables:
    Employer's contribution                                            9,049,824               284,583            9,334,407
    Employees' contribution                                              200,974                     -              200,974
                                                             --------------------    ------------------   ------------------
Total receivables                                                      9,250,798               284,583            9,535,381
                                                             --------------------    ------------------   ------------------

Net assets at fair value                                             252,470,053               828,330          253,298,383

Add: Adjustment from fair value to contract value for
  fully benefit-responsive investment contracts                        1,021,156                 2,273            1,023,429
                                                             --------------------    ------------------   -------------------
Net assets available for benefits                             $      253,491,209     $          830,603   $     254,321,812
                                                             ====================    ==================   ===================









   The accompanying notes are an integral part of these financial statements.

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                  January 31, 2006
                                                                ---------------------------------------------------------------

                                                                  Participant          Non-Participant
                                                                    Directed              Directed
                                                                -----------------      -----------------
                                                                                       Employee Stock
                                                                     Various              Ownership
                                                                      Funds                Account               Total
Assets:                                                         -----------------      -----------------     -----------------
Investments, at fair value:
  DWS Trust Company:
   Common and collective trusts                                 $     49,422,384       $        48,392      $    49,470,776
   Mutual funds                                                       81,541,414                     -           81,541,414
  Tiffany & Co. common stock                                          34,260,003            38,192,597           72,452,600
  Participant loans                                                    5,171,256                     -            5,171,256
  Cash and cash equivalents                                               85,672                     -               85,672
                                                                -----------------      -----------------     ---------------
Total investments                                                    170,480,729            38,240,989          208,721,718
                                                                -----------------      -----------------     ----------------

Receivables:
    Employer's contribution                                            5,618,327             4,527,744           10,146,071
    Employees' contribution                                              143,102                     -              143,102
                                                                -----------------      -----------------     ----------------

Total receivables                                                      5,761,429             4,527,744           10,289,173
                                                                -----------------      -----------------     ----------------

Net assets at fair value                                             176,242,158            42,768,733          219,010,891

Add: Adjustment from fair value to contract value for
 fully benefit-responsive investment contracts                           536,834                 1,348              538,182
                                                                -----------------      -----------------     ----------------

Net assets available for benefits                               $    176,778,992       $    42,770,081       $  219,549,073
                                                                =================      =================     ================






   The accompanying notes are an integral part of these financial statements.

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                       FOR THE YEAR ENDED JANUARY 31, 2007



                                                                  Participant          Non-Participant
                                                                    Directed              Directed
                                                                -----------------     -----------------
                                                                                       Employee Stock
                                                                     Various              Ownership
                                                                      Funds                Account               Total
                                                                -----------------     -----------------     -----------------
Additions to net assets:
  Interest and dividends                                          $    9,299,280       $        5,578         $    9,304,858
   Net appreciation (depreciation) in fair value of
    investments                                                        9,337,087             (554,074)             8,783,013
                                                                -----------------     -----------------     -----------------
         Total investment income                                      18,636,367             (548,496)            18,087,871

  Contributions and rollovers:
   Participant                                                        21,006,747                    -             21,006,747
   Employer                                                            9,056,035              329,821              9,385,856
                                                                -----------------     -----------------     -----------------
       Total contributions                                            30,062,782              329,821             30,392,603
                                                                -----------------     -----------------     -----------------

       Total additions                                                48,699,149             (218,675)            48,480,474

Deductions from net assets:
   Withdrawals and distributions                                      13,674,013                    -             13,674,013
   Investment related expenses                                            33,722                    -                 33,722
                                                                -----------------     -----------------     -----------------
        Total deductions                                              13,707,735                    -             13,707,735

Transfers                                                             41,720,803          (41,720,803)                     -
                                                                -----------------     -----------------     -----------------

Increase (decrease) in net assets available for benefits              76,712,217          (41,939,478)            34,772,739

Net assets available for benefits:
 Beginning of year                                                   176,778,992           42,770,081            219,549,073
                                                                -----------------     -----------------     -----------------
 End of year                                                     $   253,491,209       $      830,603        $   254,321,812
                                                                =================     =================     =================




   The accompanying notes are an integral part of these financial statements.

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                -----------------


A.        DESCRIPTION OF PLAN
          --------------------

          The following description of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Summary Plan Description or the Plan document for complete information.

          General
          -------

          The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. (the "Company") and its U.S. subsidiaries and has an employee profit-sharing feature ("ESOP"). Effective
          February 1, 2006, the Plan was amended to provide a defined contribution retirement benefit (the "DCRB") to eligible employees hired on or after January 1, 2006. Under the DCRB, the Company will make contributions each year to each employee's account at a rate based upon age and service. These contributions will be deposited into individual accounts set up in each employee's name to be invested in a manner similar to the retirement savings portion of the Plan.

          The assets of the Plan are maintained and transactions therein are executed by DWS Trust Company (formerly known as Scudder Trust Company), the trustee of the Plan ("Trustee"), an affiliate of Deutsche Bank, Inc. The Plan record keeper is ADP Retirement Services. The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee ("Plan Committee") appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

          Eligibility
          -----------

          Employees automatically become participants in the ESOP feature of the Plan on the February 1st immediately following their initial date of employment. Employees become eligible and may elect to participate in the 401(k) feature immediately following their initial date of employment provided the employee is scheduled to work thirty-five or more hours per week or an employee completes one year of service. A year of service is determined by reference to the date on which the participant's employment commenced or recommenced and consists of 12 consecutive-month periods, commencing with such date, during which the employee has attained at least 1,000 hours of service. Officers of the Company (those subject to Section 16 of the Securities Exchange Act of
          1934) do not share in contributions made under the ESOP feature of the Plan.

          Contributions
          -------------

          The ESOP feature of the Plan is non-contributory on the part of participating employees and is funded by Company contributions of shares of Tiffany & Co. common stock. Effective February 1, 2006, the Plan was amended to allow any employee who has two or more years of service to diversify his or her ESOP contribution into other investment options provided under the Plan. Company contributions to the ESOP, if any, are based upon the achievement of certain targeted earnings by the Company objectives established by the Board of Directors of the Company in accordance with, and subject to, the terms and limitations of the Plan.

          -------------------------------

          The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect, in one percent increments, to have an amount of between one
          (1) and fifteen (15) percent of their annual compensation, not to exceed $15,000 in 2006 (or $19,000 for individuals over 50 years of age), subject to an annual inflation adjustment, contributed to the 401(k) feature of the Plan as a tax deferred contribution, subject to certain limitations applicable to highly compensated employees.

          With respect to employer contributions, following the end of each Plan year, a contribution is made to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution is equal to fifty percent (50%) of such participant's total contributions to his or her account during that year, up to three percent (3%) of such participant's compensation over that same year. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions.

          Under  certain  circumstances,  employee  contributions  and  employer
          matching   contributions   may  be  limited  in  the  case  of  highly
          compensated employees.

          The DCRB feature of the Plan is non-contributory on the part of participating employees and is funded by Company contributions, following the end of each Plan year, to be invested in a manner similar to the retirement savings portion of the Plan. Employer contributions are determined by a formula using the participant's eligible compensation, age and years of service.

          Participant Accounts
          --------------------

          Each participant's 401(k) and DCRB account is credited with the participant's contribution, if applicable, and employer contributions, and an allocation of each selected fund's earnings, including interest, dividends and net realized and unrealized appreciation in the fair value of investments. Each participant's account is also charged an allocation of net realized and unrealized depreciation in the fair value of investments and investment-related expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Allocations are based on participant account balances.

          The Company's contribution for each Plan year under the ESOP feature of the Plan is allocated to participants' accounts on an equal basis.

          Vesting
          -------

          All amounts contributed by employees under the 401(k) feature of the Plan are immediately 100% vested and non-forfeitable at all times. Employer contributions become 100% vested and non-forfeitable after the participant has completed two years of service. Employer contributions under the DCRB feature of the plan become vested based on the following schedule:


          Years of Service                            Vested Percentage
          ----------------                            -----------------
          Less than 2 years                                   0%
          2 years or more                                     20%
          3 years or more                                     40%
          4 years or more                                     60%
          5 years or more                                     80%
          6 years or more                                    100%

          Contributions to participant accounts associated with the ESOP feature of the Plan become 100% vested and non-forfeitable when the participant has completed two years of service. A participant also becomes vested in his or her ESOP account upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65.

          ------------------------------

          In the event a participant leaves the Company prior to becoming fully vested, the participant will forfeit the shares in his or her ESOP account and such shares will remain in the Plan to be reallocated ratably amongst the remaining participants in the Plan's ESOP feature within the DWS Trust Co. Stable Value Fund. The participant will also forfeit any assets in his or her 401(k) or DCRB account representing unvested employer contributions and such assets will be made available to offset required employer matching contributions to other participants' accounts. Forfeitures relating to the ESOP feature of the plan totaled $88,633 and $45,248 for the years ended January 31, 2007 and 2006. Forfeitures of unvested employer contributions in the 401(k) portion of the plan totaled $84,927 and $75,376 for the years ended January 31, 2007 and 2006.

          Administrative Expenses
          -----------------------

          All administrative expenses incurred in connection with the Plan are paid by the Company. Investment-related expenses are paid by the Plan.

          Participant Loans and Withdrawals
          ---------------------------------

          Participants may borrow from their 401(k) accounts up to a maximum amount equal to the lesser of $50,000 or fifty percent (50%) of their 401(k) account balance. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are collaterized by the balance in the participant's account and bear interest at rates commensurate with prevailing market rates as determined by the plan administrator. Interest rates range from 8.25 percent to 9.25 percent. Principal and interest is paid ratably through payroll deductions.

          Participants may also obtain a cash withdrawal of all or a portion of the value of their 401(k) account contributions (excluding earnings thereon) and their rollover contributions, if any, on the basis of hardship.

          Payment of Benefits
          -------------------

          Distributions of the participant's account may be made upon retirement, death or disability, or upon termination of employment. Participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to whole shares held in the ESOP feature of the Plan that are distributed in the form of stock certificates. The balance of the participant's Tiffany & Co. common stock fund account may also be distributed in the form of stock certificates for whole shares if the participant so elects. Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to his or her proportionate share of the Company's contribution to the ESOP feature of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

B.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          -------------------------------------------

          Basis of Accounting
          -------------------

          The Plan's financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

          Payment of Benefits
          -------------------

          Benefit payments to participants are recorded upon distribution.

B.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
          ------------------------------------------------------

          New Accounting Standard
          -----------------------

          In December 2005, the Financial Accounting Standards Board issued Staff Position ("FSP") AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans." As
          described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the DWS Trust Co. Stable Value Fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the DWS Trust Co. Stable Value Fund as well as the adjustment of the investment in the DWS Trust Co. Stable Value Fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP is effective for years ending after December 15, 2006. The Plan adopted the FSP for the year ended January 31, 2007. The guidance in the FSP has been applied retroactively to all prior periods presented.

          Investment Valuation
          --------------------

          Investments in mutual funds are stated at fair value as determined by quoted market prices based on the net asset value of shares held by the Plan at year-end. Investments in Tiffany & Co. common stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year. Investments in common and collective trusts are stated at estimated fair value which represents the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.

          The Plan  offers  the DWS Trust Co.  Stable  Value  Fund  which  fully invests its funds into the Pyramid Stable Value Fund. The Pyramid Stable Value Fund invests in one or more agreements, collectively referred to as general account guaranteed investment contracts
          ("GICs") issued by banks, insurance companies or other financial institutions. The Pyramid Stable Value Fund may also invest in one or more separate account guaranteed investment contracts or in a portfolio of marketable fixed income securities and other financial instruments in order to provide book value liquidity for portfolio securities sold to make participant-directed withdrawals. The contracts are fully benefit-responsive and are recorded at fair value and adjusted to contract value as described above.

          The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

          Purchases and Sales of Investments
          ----------------------------------

          Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by specific identification method.

B.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
          ------------------------------------------------------

          Use of Estimates
          ----------------

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes there in, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

C.        INVESTMENTS
          ------------

          Investments that were equal to or exceeded 5% of the current value of the Plan's net assets at January 31, 2007 and 2006 were as follows:

                                                                                            January 31,
                                                                        -----------------------------------------------------
                                                                                2007                           2006
                                                                        -----------------------       -----------------------
         DWS Trust Co. Thematic Fund                                    $          15,590,306         $                   -
         American Funds Growth Fund of America                                     20,802,419                    15,645,374
         DWS Trust Co. Growth & Income Fund                                        19,260,424                    16,039,333
         DWS Trust Co. Stock Index Fund                                            23,670,084                    19,859,104
         DWS Trust Co. Stable Value Fund                                           34,692,518                    30,149,854
         Tiffany & Co. Stock Fund                                                  74,013,575                    34,260,003
         Tiffany & Co. Stock Fund (ESOP)*                                             468,982                    38,192,597

     The net  appreciation  in the fair value of investments  for the year ended
     January 31, 2007 was as follows:

         Common and collective trusts                                                                 $           2,918,720
         Mutual funds                                                                                             3,015,754
         Tiffany & Co. common stock                                                                               3,402,613
         Tiffany & Co. common stock (ESOP) *                                                                       (554,074)
                                                                                                      ----------------------
         Net appreciation in the fair value of investments                                            $           8,783,013
                                                                                                      ======================

         * Non-participant directed.

D.        PARTY-IN-INTEREST TRANSACTIONS
          -------------------------------

          Certain Plan investments include common and collective trusts and mutual funds managed by DWS Trust Company, Inc., the Plan Trustee. Therefore, investment transactions in such common and collective trusts and mutual funds are considered to be exempt party-in-interest transactions under the Department of Labor's rules and regulations. Additionally, investments of the Plan include common stock of Tiffany & Co., the plan sponsor.

E.        TAX STATUS
          -----------

          The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Code Section 401(a) and the related trust continues to be tax-exempt as of January 31, 2007. Therefore, no provision for income taxes is included in the Plan's financial statements.

          The Plan received its latest determination letter in 2004, in which the Internal Revenue Service ("IRS") stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code, contingent upon its adoption of form amendments required by a series of statutes collectively referred to by the IRS as "GUST II." A routine IRS audit revealed the GUST II and the Economic Growth and Tax Relief Reconciliation Act ("EGTRRA") form amendments were not adopted on a timely basis. However, the Plan was being operated in compliance with the GUST II and EGTRRA laws on a timely basis. In addition, operational issues were identified. These issues have been or will be corrected, which includes a Company contribution of $183,750 to the Plan in 2007. As a result of the audit findings, the Company is participating in the Audit Closing Agreement Program of the IRS' Employee Plans Compliance Resolution System described in Revenue Procedure 2006-27. As part of the Closing Agreement that will be negotiated under that program, the Company expects to pay a sanction to the IRS. The Company believes that any finding at the conclusion of the IRS audit will be immaterial to the financial statements of the Plan.

F.        CONCENTRATION OF CREDIT AND MARKET RISK
          ----------------------------------------

          The Plan provides for various investment options in any one or a combination of Tiffany and Co. common stock, common and collective trusts and mutual funds that invest in a variety of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

G.        PLAN TERMINATION
          ----------------

          Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts. In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will automatically terminate and the Plan's assets will be liquidated unless the Plan is continued by a successor to the Company.

                                 Tiffany & Co.
              Employee Profit Sharing and Retirement Savings Plan
Form 5500, Part IV, Schedule H, Line 4i-Schedule of Assets (Held At End of Year)
                             as of January 31, 2007


                                                        Description of investment
                                                         including maturity date,       Number of
      Identity of Issue, borrower, lessor or similar   rate of interest, collateral, shares,units or
                          party                           par, or maturity value        par value         Cost         Current Value
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
      American Funds Growth Fund of America            Mutual Fund                       631,908      $  19,090,675    $  20,802,419
------------------------------------------------------------------------------------------------------------------------------------
      Federated Funds Federated Mid Cap Index          Mutual Fund                       334,713          7,078,883        7,956,137
------------------------------------------------------------------------------------------------------------------------------------
    * DWS Trust Co. Dreman Small Cap Value             Mutual Fund                       170,070          6,182,993        6,457,571
------------------------------------------------------------------------------------------------------------------------------------
      Pimco Total Return Fund                          Mutual Fund                       631,497          6,677,665        6,517,044
------------------------------------------------------------------------------------------------------------------------------------
    * DWS Trust Co. Growth & Income Fund               Mutual Fund                       857,543         18,953,549       19,260,424
------------------------------------------------------------------------------------------------------------------------------------
    * DWS Trust Co. Large Cap Value Fund               Mutual Fund                       146,113          3,305,576        3,345,980
------------------------------------------------------------------------------------------------------------------------------------
    * DWS Trust Co. Conservative Allocation            Mutual Fund                       261,503          3,045,954        3,289,710
------------------------------------------------------------------------------------------------------------------------------------
    * DWS Trust Co. Growth Allocation                  Mutual Fund                       781,522         10,260,515       11,840,054
------------------------------------------------------------------------------------------------------------------------------------
    * DWS Trust Co. Moderate Allocation                Mutual Fund                       880,472         10,193,878       11,093,952
------------------------------------------------------------------------------------------------------------------------------------
    * DWS Trust Co. Thematic Fund                      Mutual Fund                       464,966         15,718,962       15,590,306
------------------------------------------------------------------------------------------------------------------------------------
    * DWS Trust Co. Stable Value Fund                  Common and Collective Trust    34,692,519         34,692,519       34,692,518
------------------------------------------------------------------------------------------------------------------------------------
    * DWS Trust Co. Stock Index Fund                   Common and Collective Trust       533,952         18,049,661       23,670,084
------------------------------------------------------------------------------------------------------------------------------------
    * Tiffany & Co.                                    Common Stock                      895,015         29,538,781       35,138,309
------------------------------------------------------------------------------------------------------------------------------------
    * Tiffany & Co.                                    Common Stock (ESOP)             1,002,146         33,074,481       39,344,248
------------------------------------------------------------------------------------------------------------------------------------
                                                       Rates of interest from
                                                       8.25% - 9.25% maturing at various
      Participant Loans                                dates through 8/1/2016.                                  -          5,673,396
------------------------------------------------------------------------------------------------------------------------------------
      Cash and Cash Equivalents                        Cash and cash equivalents                            114,279          114,279
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Total                   $ 215,978,371    $ 244,786,431
------------------------------------------------------------------------------------------------------------------------------------




* Party-in-interest

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


               Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
               -----------------------------------------------------------------
                                     (Name of Plan)


Date: July 19, 2007
                                         /s/ Patrick B. Dorsey
                                         ---------------------------------------
                                         Patrick B. Dorsey
                                         Member of Plan Administrative Committee

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 033-54847) of Tiffany & Co. of our report dated July 19, 2007 relating to the financial statements and supplemental schedule of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan, which appears in this Form 11-K.



/s/ PricewaterhouseCoopers LLP
New York, New York
July 19, 2007